FOR IMMEDIATE RELEASE

                                        Contact:    Pamela Sherry
                                        Telephone:  910-229-1127,Ext. 4855

                  LABORATORY CORPORATION OF AMERICA-TM- REPORTS
                             FIRST QUARTER RESULTS

Burlington, NC, April 25, 1997 - Laboratory Corporation of America-TM-Holdings (LabCorp-TM-) (NYSE: LH) today announced results for the quarter ended March 31, 1997.

Net sales for the quarter were $391.5 million, versus $403.9 million in the first quarter of 1996. In the first quarter of 1997, the Company posted operating income of $27.8 million, net income of $2.4 million, and earnings per share of $0.02. This compares with operating income of $27.8 million, net income of $5.9 million, and earnings per share of $0.05 in the same period in 1996.

"We are satisfied with the progress LabCorp made in the first quarter," said Thomas P. Mac Mahon, President and Chief Executive Officer. "This was our first quarter in two years that price has increased over the prior year's comparable period. Although our sales were approximately $12 million lower than the first quarter of 1996, expense reductions in the first quarter of 1997 offset this revenue decline, allowing us to maintain our operating income at a level equal to the comparable period in 1996." The lower revenue in 1997 reflects a decline in volume consistent with industry trends as well as the Company's program of selectively eliminating unprofitable accounts and carefully evaluating the acceptability of new business.

"In addition, on flat sales, our operating income for the first quarter of 1997 represents a 27% increase when compared to operating income for the fourth quarter of 1996," said Mr. Mac Mahon. "This improvement is a direct result of our continuing efforts to reduce costs and increase price."

The Company initiated a number of new cost reduction programs in the first quarter. "We are proud of our proven ability to deliver high-quality services and maintain a low-cost provider status," said Mr. Mac Mahon. "Additionally, we are increasing our emphasis on actively pursuing profitable new growth opportunities that add volume and capitalize on our extensive service capabilities."

Recently, the Company finalized a multi-year, preferred provider agreement with United Healthcare Corporation (NYSE: UNH), one of the nation's largest health care services organizations. Under the national agreement, LabCorp is eligible to provide clinical laboratory testing services for up to 10 million persons served by United's health plans and preferred provider networks.

In connection with its previously announced rights offering, in March the Company entered into the Sixth Amendment and Waiver to its existing credit agreement. LabCorp also entered into an amended and restated credit agreement with its current lenders, which will become effective upon completion of the rights offering and will make available a term loan facility of approximately $654 million and a revolving credit facility of $450 million, based on the current structure of the rights offering.

The Company noted that each of the above forward-looking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1996.

Laboratory Corporation of America-TM- Holdings (LabCorp-TM-) is a national clinical laboratory organization with estimated annualized revenues of $1.6 billion. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.
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         LABORATORY CORPORATION OF AMERICA HOLDINGS AND SUBSIDIARIES
                       SUMMARIZED FINANCIAL INFORMATION
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)


                                              THREE MONTHS ENDED
                                                   MARCH 31,
                                              ------------------
                                               1997        1996
                                              ------------------
Net Sales                                     $391.5      $403.9
                                              ======      ======

EBITDA                                        $ 49.3      $ 48.4
                                              ======      ======

Operating income                              $ 27.8      $ 27.8
                                              ======      ======

Earnings before income taxes                  $  5.9      $ 11.8

Provision for income taxes                      (3.5)       (5.9)
                                              ------      ------

Net earnings                                  $  2.4      $  5.9
                                              ======      ======

Net earnings per common share                 $ 0.02      $ 0.05
                                              ======      ======

  Earnings per common share are based on the weighted average number of shares outstanding during the three-month periods ended March 31, 1997 and 1996 of 122,935,080 and 122,908,722 shares, respectively.